UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutwater Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk	New York	10504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Walz 914-765-3425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021688

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutwater Asset Management Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY ANN GOLDBERG
Notary Public, State of New York
No. 01GO6145220
Qualified in Westchester County
Commission Expires May 1, 2014

Signature

CEO /CIO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement ~~of Changes in Financial Condition.~~ Cashflows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

To the Board of Directors and Shareholder of
Cutwater Asset Management Corp.:

In our opinion, the accompanying balance sheet and the related statement of operations, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Cutwater Asset Management Corp. (the "Company"), a subsidiary of MBIA Inc., at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the Company has restated its 2010 financial statements to correct errors in the 2010 and prior years' financial statements.

The Company is a member of a group of affiliated companies, and, as disclosed in Note 8 to the financial statements, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, on our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011,
Except for Notes 2, 10 and the supplementary information, as to which the date is June 3, 2011.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Cutwater Asset Management Corp.
(A Wholly Owned Subsidiary of MBIA Inc.)
Balance Sheet
(In thousands, except per share amounts)

		December 31, 2010 (Restated)
Assets		
Cash and cash equivalents	$	26,155
Investments at fair value		1,443
Accounts receivable		1,459
Prepaid expenses		817
Receivable from affiliates		5,164
Deferred tax asset		3,258
Fixed assets (less accumulated depreciation of $2,234)		810
Total Assets	$	39,106
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	9,089
Deferred compensation		7,821
Payable to affiliates		2,358
Income taxes payable		1,657
Total Liabilities		20,925
Commitments (Notes 3 and 8)		
Shareholder's Equity		
Common stock (par value $1 per share; 1,000 shares authorized, and 1,000 shares issued and outstanding)		1
Additional paid-in capital		9,899
Retained earnings		8,281
Total Shareholder's Equity		18,181
Total Liabilities and Shareholder's Equity	$	39,106

The accompanying notes are an integral part of these financial statements.

Cutwater Asset Management Corp.
(A Wholly Owned Subsidiary of MBIA Inc.)
Statement of Operations
(In thousands)

	For the Year Ended December 31, 2010 (Restated)
Revenues	
Investment management fees	$ 44,732
Interest income	33
Other income	142
Net realized gains on investments	43
Total Revenues	44,950
Expenses	
Employee compensation and benefits	28,060
Corporate services expense	3,061
Consulting expense	1,520
Online data expense	2,402
Computer expense	3,853
Rent and building related expense	1,203
Dues and subscriptions	957
Contributions	625
Other operating expenses	2,676
Total Expenses	44,357
Income Before Income Taxes	593
Income Tax Provision	250
Net Income	$ 343

The accompanying notes are an intergral part of these financial statements.

Cutwater Asset Management Corp.
(A Wholly Owned Subsidiary of MBIA Inc.)
Statement of Changes in Shareholder's Equity
(In thousands, except per share amounts)

	Common Stock		Additional Paid-in Capital (Restated)	Retained Earnings (Restated)	Total (Restated)
	Shares	Amount			
Balance, December 31, 2009	1,000	$ 1	$ 7,835	$ 14,051	$ 21,887
Adjustment (Note 2)	-	-	-	887	887
Balance, December 31, 2009 as restated	1,000	$ 1	$ 7,835	$ 14,938	$ 22,774
Stock-based compensation, net of tax	-	-	(936)	-	(936)
Dividends	-	-	-	(7,000)	(7,000)
Capital contribution	-	-	3,000	-	3,000
Comprehensive income:					
Net income	-	-	-	343	343
Total comprehensive income					343
Balance, December 31, 2010 as restated	1,000	$ 1	$ 9,899	$ 8,281	$ 18,181

The accompanying notes are an integral part of these financial statements.

Cutwater Asset Management Corp.
(A Wholly Owned Subsidiary of MBIA Inc.)
Statement of Cash Flows
(In thousands)

	For the Year Ended December 31, 2010 (Restated)
Cash flows from operating activities:	
Net income	$ 343
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	538
Stock based compensation	(936)
Deferred tax benefit	(1,378)
Realized gains on investments	(43)
Change in:	
Accounts receivable	268
Prepaid expenses	16
Income taxes payable	(1,706)
Receivable from affiliates	1,052
Payable to affiliates	1,466
Deferred compensation	6,270
Accounts payable and accrued expenses	243
Total adjustments to net income	5,790
Net cash provided by operating activities	6,133
Cash flows from investing activities:	
Acquisition of fixed assets	(1,331)
Acquisition of investments	(1,650)
Sales and maturities of investments	393
Net cash used in investing activities	(2,588)
Cash flows from financing activities:	
Dividends paid	(7,000)
Capital contributions	3,000
Net cash used in financing activities	(4,000)
Net decrease in cash and cash equivalents	(455)
Cash and cash equivalents - beginning of year	26,610
Cash and cash equivalents - end of year	$ 26,155
Supplemental cash flow disclosures:	
Income taxes paid	$ 3,392
Interest paid to affiliates	16
Interest received from affiliates	15
Non cash items:	
Stock based compensation	(936)

The accompanying notes are an integral part of these financial statements.

Note 1: Business and Organization

Cutwater Asset Management Corp. ("Cutwater–AMC" or the "Company"), formerly known as MBIA Capital Management Corp. is a wholly owned subsidiary of Cutwater Holdings, LLC (formerly known as MBIA Asset Management, LLC), which is a wholly owned subsidiary of MBIA Inc. All material intercompany balances and transactions have been eliminated. MBIA Inc. provides a broad range of financial services including financial guarantee insurance, guaranteed investment contracts and investment management services.

The Company is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services to both MBIA affiliates and third-party institutional clients. The Company is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to various Securities and Exchange Commission ("SEC") and FINRA regulations, including net capital requirements.

Note 2: Restatement of Financial Statements

Subsequent to the issuance of the 2010 financial statements, the Company found errors in those financial statements. Accordingly, the Company has restated its 2010 financial statements to correct errors reported in 2010 and prior years' financial statements. As the financial statements for the years ended prior to December 31, 2010 have not been presented herein, the restatement of such financial statements has been reflected as an adjustment to the retained earnings balance as of January 1, 2010.

Errors in the previously reported amounts for the following items are being corrected:

- In 2008, the Company overstated the income tax provision by recording an incorrect adjustment to the deferred tax inventory in the amount of $630 thousand when adjusting the deferred tax asset amounts reported in the financial statements.

- In years prior to 2010, the Company overstated the income tax provisions by not recording deferred state tax benefits related to temporary differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The cumulative understatement of the deferred state tax asset amounted to $257 thousand. Additionally, the Company overstated its deferred tax asset and current taxes payable in the amount of $1.1 million by not correctly recording the tax effects of certain temporary differences between the tax basis of its assets and liabilities and the amounts reported for financial reporting purposes.

- In 2010, the Company overstated the income tax provision by $27 thousand related to the true-up of the state tax provision for years prior to 2010. The Company also overstated its additional paid in capital by incorrectly recording the income tax shortfall of $57 thousand related to vested restricted stock awards.

The following table presents the effects of the adjustments to the 2010 financial statements for the correction of the aforementioned items:

	As Reported	Adjustment	As Restated
Deferred Tax Asset	1,238	2,020	3,258
Income Taxes Payable	494	1,163	1,657
Additional Paid in Capital	9,956	(57)	9,899
Retained Earnings	7,367	914	8,281
Income Tax Provision	277	(27)	250
Net Income	316	27	343

The net effect of correcting the errors related to years prior to 2010 resulted in an increase in retained earnings as of January 1, 2010 of $887 thousand. Net income for 2009 increased by $127 thousand to $3.9 million related to the Company recording a state deferred income tax benefit of $127 thousand related to temporary differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. Net income for 2008 increased by $467 thousand to $8.8 million related to the Company recording an incorrect adjustment to the deferred tax inventory of $630 thousand offset by the recording of a state deferred income tax provision of $163 thousand.

As a result of the correcting errors described above, regulatory net capital at December 31, 2010, decreased by $1.2 million to $4.6 million.

Refer to "Note 6: Employee Benefits (Restated)", "Note 7: Minimum Capital Requirements (Restated)", and "Note 9: Income Taxes (Restated)" for additional information.

Note 3: Significant Accounting Policies

Basis of Presentation
The financial statements of the Company have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The Company's significant accounting policies are as follows:

Cash and Cash Equivalents
Cash and cash equivalents are highly liquid and have original maturities of less than ninety days. The Company's cash and cash equivalents consist of a demand deposit with a U.S. bank and a money market fund. The money market fund is reported in the Company's financial statements at cost, which approximates fair value.

Investments
The Company's investments consist of investments in mutual funds and common stock. The investments in mutual funds and common stock are recorded on trade date, as if they had settled, and are reported in the Company's Balance Sheet at fair value with gains or losses reflected in "Net realized gains on investments" in the Company's Statement of Operations.

Investment Management Fees
The Company recognizes fee revenue as services are performed, which are generally on a pro-rata basis over the term of the contract. Fee revenue consists of amounts earned for providing investment management services to MBIA affiliates and third-party institutional clients. The fees are determined on the basis of a percentage of market value or cost of the clients' portfolios.

Employee Benefits
The Company participates in MBIA Inc.'s Stock Compensation Plan. MBIA Inc. applies the fair value recognition provisions of the accounting principles related to share-based payment, which requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Under the fair value method, the fair value of stock based compensation granted to employees is reported as compensation expense as determined on the date of grant of each award and amortized over the award's vesting period. In addition, during 2010, the Board of Managers of the Company established the Cutwater Asset Management Equity Participation Plan ("the Plan"). The purpose of the Plan is to promote the interests of the Company and its equity security holders and is designed to provide compensation to certain employees which is linked to the value of the Company by the grant of equity participation units. The Plan requires that management make an estimate of the future obligations and

amortize that amount on a straight line basis over the expected vesting period of the Plan. Refer to "Note 6: Employee Benefits (Restated)" for further information.

Fixed Assets
Fixed Assets consist of furniture, fixtures, computer equipment and computer software, and leasehold improvements that are carried at cost, net of accumulated depreciation. All fixed assets are depreciated over the appropriate useful life of the asset using the straight-line method.

The useful lives by class of asset for the Company for the year ended December 31, 2010 are as follows:

Computer Equipment and Software	3 - 5 years
Furniture and Fixtures	5 - 8 years

When the Company sells or otherwise disposes of an asset, the accumulated depreciation thereon is removed from the accounts with any gain or loss recorded in the Statement of Operations.

Concentration of Credit and Business Risk
The Company's principal business activity is to manage investments on behalf of affiliates and third party clients and its revenues are primarily based on the amount of assets under management. As a result, the Company is inherently subject to market fluctuations affecting its clients' portfolios in the conduct of its business. The revenues earned by the Company are primarily earned from affiliates. Refer to "Note 8: Related Parties" for additional information.

Commitments
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Income Taxes
The Company is included in the consolidated tax return of MBIA Inc. The tax provision for the Company for financial purposes is determined on a stand alone basis. The Company participates in a federal tax sharing agreement with MBIA Inc.

Deferred income taxes are provided with respect to the temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the assets or liabilities are recovered or settled.

A valuation allowance is required to reduce a potential deferred tax asset when it is more likely than not that all or a portion of the potential deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends on the existence of sufficient taxable income within the carryback or carryforward period available under the tax law.

Note 4: Recent Accounting Pronouncements

Recent Accounting Developments:

Fair Value Measurements (ASU 2010-06)
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements," to require additional disclosures about

transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The standard also clarifies existing disclosures about the level of disaggregation, valuation techniques and inputs to fair value measurements. The standard was effective for the Company for reporting periods beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales issuances and settlements on a gross basis, which will be effective for the Company as of reporting periods beginning January 1, 2011. As this standard only affects disclosures related to fair value, the adoption of this standard did not affect the Company's balance sheet, statement of operations, or cash flows.

Credit Quality of Financing Receivables and Allowance for Credit Losses (ASU 2010-20)
In July 2010, the FASB issued ASU 2010-20, "Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 provides amended disclosure requirements related to certain financing receivables and related allowance for credit losses. The disclosure provisions are effective for the Company for the year ended December 31, 2010. The guidance does not apply to financing receivables that (1) have a contractual maturity of one year or less and (2) arose from services provided. All receivables of the Company have a contractual maturity of less than one year and arose from services provided, therefore, the disclosure requirements of the standard are not applicable to the Company.

Consolidation of Variable Interest Entities (ASU 2009-17)
In December 2009, the FASB issued ASU 2009-17, "Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," to require the holder of a variable interest(s) in a Variable Interest Entity ("VIE") to determine whether it holds a controlling financial interest in a VIE. A holder of a variable interest (or combination of variable interests) that has a controlling financial interest in a VIE is considered the primary beneficiary and is required to consolidate the VIE. The accounting guidance deems controlling financial interest as both a) the power to direct the activities of a VIE that most significantly impact the VIEs economic performance and b) the obligation to absorb losses or the rights to receive benefits of the VIE that could potentially be significant to the VIE. This accounting guidance eliminates the more quantitative approach for determining the primary beneficiary of a VIE. The accounting guidance will require an ongoing reassessment of whether a holder of a variable interest is the primary beneficiary of a VIE and is effective for the Company as of January 1, 2010. The adoption did not have a material effect on the Company's balance sheet, results of operations or cash flows.

Note 5: Investments

The following table presents the composition of the Company's investments as of December 31, 2010:

In thousands

	Fair Value
Mutual Fund	$1,429
Common Stock	14
	$1,443

The fair values of the investments of the Company are calculated using quoted prices obtained from a nationally recognized exchange. As these prices are readily and regularly available and are derived from actual transactions, the Company classifies these investments as "Level 1" in accordance with accounting for fair value measurements and disclosures. There are no Level 2 or Level 3 investments or transfers in or out of these categories in 2010.

Note 6: Employee Benefits (Restated)

MBIA Inc. maintains a qualified non-contributory defined contribution pension plan to which the Company contributes 10% of each eligible employee's annual compensation. Annual compensation for determining such contributions consists of base salary, bonus and commissions, as applicable. Pension

benefits vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. The Company's proportionate share of pension expense related to the MBIA Inc. qualified pension plan for the year ended December 31, 2010 was $1.3 million.

MBIA Inc. also maintains a qualified profit-sharing/401(k) plan. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute, through payroll deductions, up to 25% of eligible compensation. The Company matches employee contributions up to the first 5% of such compensation and are made in the form of cash, whereby participants may direct the Company to match to an investment of their choice. The benefit of the Company's contributions vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Generally, a participating employee is entitled to distributions from the plans upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or a series of specified installment payments. The Company's proportionate share of the profit-sharing/401(k) expense related to the MBIA Inc. qualified plan for the year ended December 31, 2010 was $559 thousand.

In addition to the above two plans, MBIA Inc. maintains a non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan. The Company's proportionate share of the non-qualified pension expense for the year ended December 31, 2010 was $428 thousand. The Company's proportionate share of the non-qualified profit-sharing expense for the year ended December 31, 2010 was $175 thousand.

The Company's employees participate in the MBIA Inc. 2005 Omnibus Incentive Plan (the "Omnibus Plan"). Under the Omnibus Plan, a maximum of 6,000,000 shares of MBIA Inc.'s common stock can be used for any type of award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. On May 7, 2009, MBIA Inc.'s shareholders approved an increase in the total number of shares of common stock reserved and available for issuance under the Omnibus Plan from 6,000,000 shares to 10,000,000 shares. Any shares issued under the Omnibus Plan in connection with stock options shall be counted against this limit as one share covered by such option. For all awards other than stock options, any shares issued shall be counted against this limit as two shares for every share issued. The Company does not issue its own shares.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire either seven or ten years from the date of grant (or shorter if specified or following termination of employment).

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.'s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. During the vesting period these shares may not be sold. Restricted stock may be granted to all employees. In accordance with the accounting guidance for share-based payments, MBIA Inc. expenses the fair value of employee stock options and other forms of stock-based compensation. In addition, the guidance classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. MBIA Inc.'s long-term incentive plans include features which result in both liability and equity awards. For liability awards, MBIA Inc.

remeasures these awards at each balance sheet date. In addition, the accounting guidance requires the use of a forfeiture estimate. MBIA Inc. uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards.

MBIA Inc. maintains voluntary retirement benefits, which provide certain benefits to eligible employees of the Company upon retirement. A description of these benefits is included in MBIA Inc.'s proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to continue to vest all outstanding stock options and performance-based restricted shares beyond the retirement date in accordance with the original vesting terms and to immediately vest all outstanding time-based restricted share grants. The accounting guidance for share-based payments requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date, unless there is a risk of forfeiture, in which case the compensation cost is recognized in accordance with the original vesting schedule. Accelerated expense, if any, relating to this retirement benefit for both stock option awards and restricted stock awards has been included in the disclosed compensation expense amounts.

In accordance with the accounting guidance for share-based payments, MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest. The Company's proportionate share of compensation expense for employee stock options for the year ended December 31, 2010 was a negative expense of approximately $878 thousand. The negative expense was due to the cancellation and expense reversal of forfeited stock option awards. Compensation expense related to the Company's restricted stock awards for the year ended December 31, 2010 was a negative expense of approximately $1.1 million. The negative expense was due to the cancellation and expense reversal of forfeited restricted stock awards. For the year ended December 31, 2010, the Company recorded a reduction in additional paid in capital for an income tax shortfall of $57 thousand related to the difference between the previously established deferred tax asset and the deduction taken on vested restricted stock awards.

During 2010, the Board of Managers of the Company established the Plan as discussed in Note 3. The purpose of the Plan is to promote the interests of the Company and its equity security holders and is designed to provide compensation linked to the value of the Company by the grant of equity participation units. The Plan requires that management make an estimate of the future obligations and amortize that amount on a straight line basis over the expected vesting period of the Plan. The actual obligation under the Plan is provided by a formula which uses several factors including the taxable income before income taxes of the Company over the vesting period (subject to certain adjustments as provided in the Plan), actual dividends paid by the Company during the vesting period, and the par amount of guaranteed investment contracts and medium term notes outstanding in the Asset Liability Management (ALM) program that is managed by the Company on the vesting date. These factors are not currently known. The factors which are expected to have the greatest impact on the obligation are adjusted taxable income before income taxes for the years 2014 and 2013. These will not be determined for several years and they could vary significantly based on market conditions and the Company's business results. Additionally, while it is expected that the Plan will vest at the end of 2014, there are certain factors that could cause the Plan to vest earlier for either some or all of the participants.

The approach used was to estimate the current value of the equity of Cutwater, assume it grows at a rate consistent with market-based equity valuation models, and assume the obligation under the Plan is based on this value. While management believes this is a reasonable method to estimate the future obligation, the actual amount due under the Plan could differ materially from this estimate.

Each equity participation unit in the Plan represents the contractual right to receive cash payments based on the value of the Company. These grants have a restriction period lasting five years, after which time the awards fully vest providing the participant is continuously employed by the Company or one of its affiliates during that period. The maximum number of units available for grant under the Plan is 350,000. During 2010, 228,316 units were granted, of which 212,334 units were granted to

employees of the Company. There were 121,684 units available for future grants under the Plan as of December 31, 2010. The value of the units granted under the Plan for the year ended December 31, 2010 was $23 million. In accordance with the accounting guidance and the cash-based settlement feature, the Plan is classified as a liability award, where the original value was determined on the date of grant and is subsequently remeasured at each balance sheet date with changes in value reported in earnings. The Company's compensation cost related to the Plan for the year ended December 31, 2010 was $4.2 million.

During 2010, the Company granted deferred cash-based long-term incentive awards. These grants have a vesting period of three years, after which time the award fully vests. Payment is generally contingent on the employee's continuous employment with the Company through the payment date. The deferred cash awards are granted to employees from the managing director level up. Compensation expense related to the deferred cash awards was $1.2 million.

Note 7 - Minimum Capital Requirements (Restated)

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Company is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1), as those terms are defined by the Rule.

As of December 31, 2010, the Company exceeded its net capital requirement of $1.4 million by $3.2 million. Net capital and aggregate indebtedness were $4.6 million and $20.9 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of 4.56 to 1. See Exhibit 1 for the computation of net capital.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

Note 8: Related Parties

The Company provides investment management services to MBIA Inc., MBIA Insurance Corporation ("MBIA Corp."), and National Public Finance Guarantee Corporation. The Company also provided investment management services to Channel Re Insurance Ltd., an equity investee of MBIA Inc., and several MBIA sponsored investment companies. Management fees from these related parties represented 80 percent of the Company's investment management fee revenues for the year ended December 31, 2010.

The Company earns interest income and incurs interest expense on receivables from and payables to affiliates related to the payment of operating expenses. For the year ended December 31, 2010, Cutwater-AMC earned $15 thousand of interest income and incurred $16 thousand of interest expense.

During 2010, MBIA Corp. provided certain management and administrative services to the Company, and allocated overhead costs relating to facilities and costs associated with the use of MBIA personnel by the Company. Aggregate charges to the Company from MBIA Corp. under these arrangements approximated $ 3.2 million for the year ended December 31, 2010. On January 1, 2010, MBIA established a service company, Optinuity Alliance Resource Corporation ("Optinuity"), which currently provides general support services to the Company such as legal, accounting, treasury, information technology, among others, on a fee-for-service basis. Aggregate charges to the Company from Optinuity under these arrangements approximated $2.6 million for the year ended December 31, 2010. The charges from MBIA Corp. and Optinuity have been included in the Company's Statement of Operations in compensation and benefits, rent and building related expense, computer maintenance expense, computer equipment depreciation expense, corporate services expense and other operating expenses.

On March 1, 2010, the Company entered into a lease agreement with National Real Estate Holdings of Armonk, LLC, a wholly owned subsidiary of National Public Finance Guarantee Corporation, which is a wholly-owned subsidiary of MBIA Inc. to rent space at 113 King Street in Armonk, New York. As per the lease agreement, the Company pays rent expense of approximately $75 thousand per month. Prior to March 1, 2010, MBIA Inc. allocated rent expense to the Company of approximately $70 thousand per month. Rental expense for the year ended December 31, 2010 was $888 thousand. The Company has no other lease obligations which are material to the financial statements.

The following table represents the future minimum rent commitments for the Company as of December 31, 2010:

In thousands

2011	2012	2013	2014	2015	Thereafter	Total
$976	$976	$976	$976	$976	$3,903	$8,783

Certain of the Company's employees participate in the Omnibus Plan, which enables them to acquire shares of MBIA Inc. common stock. Additionally, the Company's employees participate in the benefit plans of MBIA Inc. Aggregate charges to the Company from MBIA Inc. under these arrangements approximated $1.8 million for the year ended December 31, 2010. These charges are included in "Employee compensation and benefits" in the Company's Statement of Operations. See "Note 6: Employee Benefits (Restated)" for additional information.

During 2010, the Company paid a $7.0 million dividend to Cutwater Holdings, LLC and the Company also received a capital contribution from Cutwater Holdings, LLC of $3.0 million.

Note 9: Income Taxes (Restated)

The Company is included in the MBIA Inc. consolidated federal and state income tax returns. Under a tax sharing agreement with MBIA Inc., the Company determines its tax liability as if it were filing on a stand-alone basis.

At December 31, 2010, the provision for income taxes consisted of the following:

In thousands		
Federal Income Tax Expense - Current	$	1,285
Federal Income Tax Benefit - Deferred		(1,088)
State Income Tax Expense - Current		343
State Income Tax Benefit - Deferred		(290)
Total Income Tax Provision	$	250

In 2010, the total provision for income taxes is greater than taxes calculated at the federal statutory rate of 35% primarily due to the state tax provision, net of a federal tax benefit.

The Company had a deferred tax asset of $3.3 million, primarily due to compensation related items.

The Company's federal tax returns are included in the consolidated U.S. Corporation Income Tax Return of MBIA Inc., which is under examination by the Internal Revenue Service. The IRS currently is examining MBIA Inc.'s tax returns for tax years 2004 through 2009.

As of December 31, 2010, the Company has not taken any tax positions in the current and prior tax years which would require a reserve.

Note 10: Subsequent Events

Cutwater Holdings, LLC ("Cutwater") conducts its domestic business through three separate investment advisor entities. In order to provide operational efficiencies, Cutwater's long-term goal is to consolidate its advisory businesses into one flagship entity, which we have determined will be Cutwater Investor Services Corp. ("C-ISC"). A major step toward accomplishing this goal was to migrate all employees of the Company and Cutwater Colorado Investor Services Corporation ("C-CISC") to C-ISC in 2011. Effective January 1, 2011, all employees in the Company and C-CISC and applicable compensation-related liabilities were transferred to C-ISC. In addition, the lease agreement with National Real Estate Holdings of Armonk, LLC was assigned to C-ISC effective January 1, 2011.

The Company evaluated all events subsequent to December 31, 2010 through June 3, 2011 for inclusion in the Company's financial statements and/or accompanying notes.

Cutwater Asset Management Corp.
(A Wholly Owned Subsidiary of MBIA Inc.)
Exhibit 1
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010
(In thousands)

	(Restated)
Total shareholder's equity from Statement of Financial Condition	$ 18,181
Deduction:	
Total nonallowable assets from Statement of Financial Condition	(12,797)
Other deductions	(400)
Net capital before haircut on securities positions	4,984
Haircuts on securities	(394)
Net capital	$ 4,590
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,395
Minimum dollar net capital requirement of reporting broker or dealer	100
Net capital requirement	$ 1,395
Excess net capital	$ 3,195
Total aggregate indebtedness	$ 20,925
Ratio of aggregate indebtedness to net capital	455.89%

Statement Pursuant to paragraph (d) (4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation included in the Company's amended unaudited FOCUS Report (Part IIA) filing as of December 31, 2010, as filed on June 3, 2011.

Nonallowable assets consist of restricted investments, accounts receivable, prepaid expenses, receivable from affiliates, deferred income taxes and fixed assets.

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Cutwater Asset Management Corp.

(A Wholly Owned Subsidiary of MBIA Inc.)
Financial Statements and Supplementary Schedule
Pursuant to SEC Rule 17a-5

December 31, 2010
(Restated)

Cutwater Asset Management Corp.
(A Wholly Owned Subsidiary of MBIA Inc.)
Index to Financial Statements